UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

FIVE STAR QUALITY CARE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33832D106
(CUSIP Number)

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D106

1	NAME OF REPORTING PERSON William F. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,511
	8	SHARED VOTING POWER 2,799,242
	9	SOLE DISPOSITIVE POWER 317,511
	10	SHARED DISPOSITIVE POWER 2,799,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,116,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33832D106

1	NAME OF REPORTING PERSON Robert D. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,022,076
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,022,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,022,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33832D106

1	NAME OF REPORTING PERSON Gemini Properties
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,915,164
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,915,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 33832D106

1	NAME OF REPORTING PERSON David R. Ford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33832D106

Amendment No. 5 to Schedule 13D

The following constitutes Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission by William F. Thomas, Robert D. Thomas and Gemini Properties on December 2, 2015, as amended by Amendment No. 1 filed on December 15, 2015, Amendment No. 2 filed on March 1, 2016, Amendment No. 3 filed on July 25, 2016 and Amendment No. 4 filed on October 17, 2016. This Amendment No. 5 filed by William F. Thomas, Robert D. Thomas, Gemini Properties and David R. Ford (collectively, the “Reporting Persons”) amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Persons are:

William F. Thomas
Robert D. Thomas
Gemini Properties
David R. Ford

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	Residence or business address:

William F. Thomas, Robert D. Thomas and Gemini Properties:
1516 South Boston Avenue
Suite 301
Tulsa, Oklahoma 74119

David R. Ford:
2126 Connecticut Avenue, NW #52
Washington, DC 20008

(c)           William F. Thomas and Robert D. Thomas are the co-founders and Managing Partners of Gemini Properties, Senior Star Management Company, and other affiliated entities engaged in various businesses related to the ownership and management of senior housing communities. Gemini Properties is an investment holding company.  Mr. Ford serves as an advisor to each of the Walker Group, a real estate advisory firm, and Linked Senior, a developer of interactive software for people living with Alzheimer’s and other forms of dementia in the senior-care market. The principal place of business and address of William F. Thomas, Robert D. Thomas and Gemini Properties is 1516 South Boston Avenue, Suite 301, Tulsa, Oklahoma 74119. The principal place of business and address of Mr. Ford is 2126 Connecticut Avenue, NW #52, Washington, DC 20008.

 (d)           None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

CUSIP No. 33832D106

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           William F. Thomas, Robert D. Thomas and David R. Ford are citizens of the United States. Gemini Properties is organized as a general partnership under the laws of the state of Oklahoma.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 5(a) is incorporated by reference into this Item 3.

The 317,511 shares of Common Stock of the Issuer held by William F. Thomas and the 2,150 shares of Common Stock of the Issuer held in an individual retirement fund of a family member of William F. Thomas were purchased using the personal funds of William F. Thomas and his family members at a total cost of $910,566. The 20,000 shares of Common Stock of the Issuer held by a donor advised charitable fund for which William F. Thomas may be deemed to be a beneficial owner were purchased at a total cost of $99,230 by the donor advised charitable fund with personal funds of William F. Thomas and his family members which were donated to such donor advised charitable fund.

The 39,800 shares of Common Stock of the Issuer held in certain investment funds of Robert D. Thomas’ family members and the 18,500 shares of Common Stock of the Issuer held by a family trust account for which Robert D. Thomas may be deemed to be a beneficial owner were purchased using the personal funds of Robert D. Thomas and his family members at a total cost of $163,992. The 186,684 shares of Common Stock of the Issuer held by certain donor advised charitable funds for which Robert D. Thomas may be deemed to be a beneficial owner were purchased by the donor advised charitable funds with personal funds of Robert D. Thomas and his family members which were donated to such donor advised charitable funds or purchased with the personal funds of Robert D. Thomas and his family members and donated to such donor advised charitable funds at a total cost of $937,514.

The 1,915,164 shares of Common Stock of the Issuer which are held by Gemini Properties were purchased with the working capital of Gemini Properties at a cost of $5,672,761.

The 861,928 shares of Common Stock of the Issuer which are held by a donor advised charitable fund and may be deemed to be beneficially owned by William F. Thomas and/or Robert D. Thomas were purchased at a total cost of $3,228,470 with personal funds of William F. Thomas, Robert D. Thomas, and their respective immediate family members which were donated to such donor advised charitable fund.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 7, 2016, Gemini Properties, together with William F. Thomas and Robert D. Thomas (collectively, the “Thomas Group”), delivered an open letter to shareholders of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter, the Thomas Group expressed its deep concerns regarding the improper manner in which the misaligned, entrenched and inherently conflicted Board of Directors of the Issuer (the “Board”) is permitting Managing Director Barry M. Portnoy (“B. Portnoy”) to firm up his value-destructive grip on the Issuer through an inadequate $3.00 per share tender offer launched by ABP Acquisition LLC, a wholly owned subsidiary of ABP Trust, an entity owned by B. Portnoy and his son, Adam (“A. Portnoy”, and together with B. Portnoy, the “Portnoys”).  The Thomas Group urged the Issuer’s shareholders in the letter to reject the Portnoy Tender Offer given its belief that (i) the Portnoy Tender Offer is grossly undervalued, fraught with deep conflicts of interest, and fails to provide full and fair value to the Issuer’s shareholders and (ii) the purpose of the Portnoy Tender Offer is to enrich the Portnoys and to increase B. Portnoy’s effective control over the Issuer at the expense of shareholders.

CUSIP No. 33832D106

The Thomas Group explained to shareholders that it believes they should reject the Portnoy Tender Offer for the following six reasons, which are explained in more detail in the letter:

1.           The Portnoy Tender Offer is Grossly Undervalued. Just eleven months ago, B. Portnoy and the Board rejected the Thomas Group’s $325 million proposal to acquire certain assets for cash that equated to $6.50 per share to the Issuer, which is more than twice the $3.00 per share Portnoy Tender Offer.

2.           A Non-Competitive and Unfair Process.  Last month, the Issuer’s purported “Independent Directors” effectively denied the Thomas Group’s right to concurrently offer shareholders an alternative tender option even though it was priced at $3.45 per share, a 15% premium over the Portnoy Tender Offer.  The Thomas Group believes this is a direct result of the Independent Directors’ unfailing allegiance to the Portnoys given the cobweb of interrelationships among the Portnoys, the Issuer’s external manager RMR LCC and the Issuer’s landlord Senior Housing Properties Trust and their affiliated entities, as well as other directors and officers of the Issuer, that has created an inherently conflicted governance structure.

3.           Pro-rata Risk. Tendering shares to the Portnoys, which the Portnoys will purchase on a pro-rata basis, is tantamount to giving-up effective control of the Issuer to the Portnoys and to a Portnoys-beholden Board.

4.           Consideration of Alternatives. Rejection of the Portnoy Tender Offer would serve as a referendum that the status quo is clearly untenable and a hopeful call to action for the Board to seriously evaluate how to transform the Issuer into an industry leader. Since the Thomas Group’s initial investment in the Issuer in 2012, the Thomas Group has neither seen nor heard the strategic plan for turning the Issuer’s declining value around.

5.           Election of New Independent Director. By retaining the Issuer’s shares and rejecting the Portnoy Tender offer, shareholders retain their right to vote and importantly, their right to elect directors who will protect their best interests. Accordingly, last week, the Thomas Group nominated David R. Ford as an Independent Director candidate for election to the Board at the Issuer’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”).

6.           Envisioning a Better Future. The Thomas Group believes the inherent value of the Issuer is not reflected in its stock price and that significant value can be unlocked given the obvious demographic changes occurring throughout the next 30 years and favorable industry dynamics currently available to the Issuer. Unfortunately, the Issuer’s disastrous corporate governance is, in the Thomas Group’s view, the single greatest barrier preventing the Issuer from achieving sustainable shareholder value.  With the right governance structure in place, the Thomas Group believes the Issuer can become a best-in-class senior housing leader with a market capitalization that reflects its true value.

CUSIP No. 33832D106

Given the Board’s troubling track record of placing its own interests ahead of shareholders, as evidenced by the inadequate and unfair Portnoy Tender Offer, the Thomas Group believes immediate change to the Board is required to ensure shareholders’ interests remain paramount.  To that end, on November 3, 2016, the Thomas Group delivered a letter to the Issuer nominating David R. Ford for election to the Board at the 2017 Annual Meeting. Mr. Ford is a highly qualified candidate with direct industry experience as a former seniors housing operator, as evidenced by his biography below, who is truly independent with no ties to the Portnoy family or the Thomas Group.

David R. Ford, age 61, is a business and legal advisor to, as well as an investor in, the seniors- housing industry, commercial real-estate ventures and start-up enterprises. Mr. Ford has been an advisor to each of the Walker Group, a real estate advisory firm, since June 2014 and Linked Senior, a developer of interactive software for people living with Alzheimer’s and other forms of dementia in the senior-care market, since March 2016. Mr. Ford is also currently an investor in Aegis Senior Communities LLC (d/b/a Aegis Living), a leading developer and operator of senior-housing communities in California, Nevada and Washington, where he previously served as Vice Chairman of its Board of Managers from 2002 to April 2015.  Prior to that, he was the Chief Operating Officer and General Counsel of Maden Technologies LLC, an integrator of outsourced IT solutions and cyber security solutions for the public and private sectors, from 2000 to 2002.  For the first two decades of his professional life, he was an attorney in private practice in Washington, D.C., where he specialized in mergers and acquisitions in the healthcare, technology and government-contracting industries. Mr. Ford is currently Chairman of the Board of the Washington D.C. chapter of Minds Matter, Inc., an all-volunteer, not-for-profit organization whose mission is to transform the lives of accomplished high school students from low-income families by preparing them for success in college, a position he has held since November 2014.  He has also served on the Board of Directors of Teach for America – DC Region, a non-profit organization, since December 2015 and as President of the Cosmos Club, Washington, D.C., a non-profit organization, since May 2016, where he previously served as its Vice President from May 2015 to May 2016.  Mr. Ford also previously served on the Executive Board of the American Seniors Housing Association, a non-profit organization, from 2004 to April 2015.  In addition, in June 2007, he co-founded Kalorama Village, Inc., a non-profit organization dedicated to helping seniors “age in place”, where he served as a director until 2009. Mr. Ford received his Bachelor of Arts degree from Rollins College and his J.D. degree from the University of Virginia School of Law.  He is a member of the District of Columbia Bar.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board regarding Board representation and the composition of the Board, generally as well as opportunities to create value for the Issuer’s shareholders.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           William F. Thomas directly holds and has beneficial ownership of 317,511 shares of Common Stock of the Issuer.  By virtue of his role as an advisor to certain donor advised charitable funds, Mr. W.F. Thomas may be deemed to beneficially own 20,000 shares of Common Stock of the Issuer.  Mr. W.F. Thomas disclaims such beneficial ownership.  By virtue of his role as an advisor to an individual retirement fund of a family member, Mr. W.F. Thomas may be deemed to beneficially own an additional 2,150 shares of Common Stock of the Issuer.  Mr. W.F. Thomas disclaims such beneficial ownership.

Robert D. Thomas does not directly hold any shares of Common Stock of the Issuer.  By virtue of his position as an advisor to certain family investment funds, Mr. R.D. Thomas may be deemed to have beneficial ownership of 39,800 shares of Common Stock of the Issuer.  By virtue of his position as trustee of a family trust account, Mr. R.D. Thomas may be deemed to have beneficial ownership of 18,500 shares of Common Stock of the Issuer.  Mr. R.D. Thomas disclaims such beneficial ownership of shares of Common Stock of the Issuer owned by such family investment funds and family trust account.  By virtue of his role as an advisor to certain donor advised charitable funds, Mr. R.D. Thomas may be deemed to beneficially own 186,684 shares of Common Stock of the Issuer.  Mr. R.D. Thomas disclaims such beneficial ownership.

CUSIP No. 33832D106

Gemini Properties, an Oklahoma general partnership, holds and beneficially owns 1,915,164 shares of Common Stock of the Issuer.  Mr. W.F. Thomas and Mr. R.D. Thomas, as general partners of Gemini Properties, may each be deemed to beneficially own such shares of Common Stock of the Issuer.

By virtue of their respective roles as co-advisors to a donor advised charitable investment fund, Mr. W.F. Thomas and Mr. R.D. Thomas may be deemed to beneficially own 861,928 shares of Common Stock of the Issuer.  Mr. W.F. Thomas and Mr. R.D. Thomas each disclaims such beneficial ownership.

Mr. Ford does not directly or beneficially own any shares of Common Stock of the Issuer.

NOTE: All statements made in this Schedule 13D with respect to beneficial ownership, including, without limitation, all disclaimers of beneficial ownership, are made with respect to beneficial ownership as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and such statements are made solely for the purpose of reporting under Section 13(d) of the Exchange Act. All disclaimers of beneficial ownership are made pursuant to Rule 13d-4 promulgated under the Exchange Act and are made solely for the purpose of expressly declaring that the filing of this Schedule 13D and the statements contained herein shall not be construed as an admission that either Mr. W.F. Thomas or Mr. R.D. Thomas is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of such shares of Common Stock of the Issuer.

Neither Mr. W.F. Thomas nor Mr. R.D. Thomas directly holds more than 1% of the outstanding Common Stock of the Issuer.  Gemini Properties directly holds 3.9% of the outstanding Common Stock of the Issuer and may be deemed to have beneficial ownership of such shares of Common Stock. By reason of the relationships described in this Item 5(a), and without regard to the relevant disclaimers, it may be possible that Mr. W.F. Thomas may be deemed to beneficially own approximately 6.3% of the Common Stock of the Issuer and Mr. R.D. Thomas may be deemed to beneficially own approximately 6.1% of the Common Stock of the Issuer.

Mr. Ford does not directly or beneficially own any outstanding shares of Common Stock of the Issuer.

The percentages of beneficial ownership reported in this Schedule 13D were calculated based on 49,519,051 shares of Common Stock of the Issuer outstanding as of October 27, 2016 based on the Issuer’s Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with Securities and Exchange Commission on October 28, 2016.

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Willliam F. Thomas, 317,511
Robert D. Thomas, 0
Gemini Properties, 0
David R. Ford, 0

CUSIP No. 33832D106

(ii)	Shared power to vote or to direct the vote:

William F. Thomas, 2,799,242
Robert D. Thomas, 3,022,076
Gemini Properties, 1,915,164
David R. Ford, 0

(iii)	Sole power to dispose or to direct the disposition of:

William F. Thomas, 317,511
Robert D. Thomas, 0
Gemini Properties, 0
David R. Ford, 0

(iv)	Shared power to dispose or to direct the disposition of:

William F. Thomas, 2,799,242
Robert D. Thomas, 3,022,076
Gemini Properties, 1,915,164
David R. Ford, 0

(c) There have been no transactions with respect to shares of Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On November 3, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominee at the 2017 Annual Meeting (the “Solicitation”), and (c) the Thomas Group agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to a letter agreement, the Thomas Group has agreed to indemnify Mr. Ford against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP No. 33832D106

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Letter to Shareholders of the Issuer, dated November 7, 2016.

99.2	Joint Filing and Solicitation Agreement by and among William F. Thomas, Robert D. Thomas, Gemini Properties and David R. Ford, dated November 3, 2016.

99.3	Form of Indemnification Letter Agreement.

99.4	Power of Attorney.

CUSIP No. 33832D106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2016

/s/ William F. Thomas
WILLIAM F. THOMAS Individually and as attorney-in-fact for David R. Ford

/s/ Robert D. Thomas
ROBERT D. THOMAS Individually and as attorney-in-fact for David R. Ford

GEMINI PROPERTIES

By:	/s/ William F. Thomas
	Name:	William F. Thomas
	Title:	Partner

By:	/s/ Robert D. Thomas
	Name:	Robert D. Thomas
	Title:	Partner